UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 4, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

American Express Credit Account Master Trust
File No. 333-179309- CF#30301

American Express Receivables Financing Corporation IV LLC
File No. 333-179309-01 - CF#30301

American Express Receivables Financing Corporation III LLC
File No. 333-179309-02 - CF#30301

American Express Receivables Financing Corporation II
File No. 333-179309-03 - CF#30301

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American Express Credit Account Master Trust, American Express Receivables Financing Corporation IV LLC, American Express Receivables Financing Corporation III LLC, and American Express Receivables Financing Corporation II submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information they excluded from the Exhibits to a Form S-3 filed on February 2, 2012, as amended.

Based on representations by American Express Credit Account Master Trust, American Express Receivables Financing Corporation IV LLC, American Express Receivables Financing Corporation III LLC, and American Express Receivables Financing Corporation II that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.8.9   through   October 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary